UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cell Therapeutics, Inc.

File No. 001-12465 - CF#28073

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   Cell Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 7, 2006.

   Based on representations by Cell Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.1   through March 7, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brigitte Lippmann
            Special Counsel